UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2021

PERIDOT ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39551	85-2505555
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

2229 San Felipe Street, Suite 1450

Houston, TX 77019

(713) 322-7310

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-half of one redeemable warrant	PDAC.U	New York Stock Exchange
Class A ordinary shares included as part of the units	PDAC	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	PDAC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On August 5, 2021, Peridot Acquisition Corp. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) as both a physical and virtual meeting, conducted via live webcast, in connection with the proposed business combination by and among the Company, Li-Cycle Holdings Corp. (“Newco”) and Li-Cycle Corp. (“Li-Cycle”), as described in the Company’s definitive proxy statement/prospectus filed with the U.S. Securities and Exchange Commission and mailed to shareholders on or about July 15, 2021 (the “Proxy Statement”). Each proposal (individually a “Proposal” and, collectively, the “Proposals”) voted upon at the Meeting and the final voting results are indicated below. Each Proposal voted on at the Meeting is described in detail in the Proxy Statement.

As of the close of business on May 27, 2021, the record date for the Meeting, there were approximately 30,000,000 shares of Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), and 7,500,000 shares of Class B ordinary shares, par value $0.0001 per share (the “Class B ordinary shares”, and together with the Class A ordinary shares, the “Peridot Shares”), outstanding. A total of 23,995,222 shares of Peridot Shares, representing approximately 63.987% of the outstanding shares of Peridot Shares entitled to vote, were present in person or by proxy, constituting a quorum.

1. The Business Combination Proposal – To consider and vote upon a proposal to approve and adopt the Business Combination Agreement, dated as of February 15, 2021 (the “Business Combination Agreement”), by and among the Company, Newco and Li-Cycle, pursuant to which, subject to the terms and conditions therein, Peridot will consummate its initial business combination with Li-Cycle (the “Business Combination” and such proposal described in this paragraph (1), the “Business Combination Proposal”):

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
1.	23,268,879	716,471	9,872	0

The Business Combination Proposal was approved, having received “for” votes from holders of at least a majority of the Peridot Shares represented in person or by proxy and entitled to vote at the Meeting.

2. The Continuance Proposal – To consider and vote upon a proposal (the “Continuance Proposal”) to approve the continuance of Peridot as a corporation existing under the laws of the Province of Ontario in connection with the Business Combination (the “Continuance” and Peridot as so continued, “Peridot Ontario”), and in connection therewith, the adoption of the articles and bylaws of Peridot Ontario in substantially the form attached to the Proxy Statement as Annex D (the “Peridot Ontario Governing Documents”) for purposes of the articles and bylaws of Peridot Ontario following the completion of the Continuance:

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
2.	23,254,248	728,570	12,404	0

The Continuance Proposal was approved, having received “for” votes from holders of at least two-thirds of the Peridot Shares represented in person or by proxy and entitled to vote at the Meeting.

3. The Amalgamation Proposal – To consider and vote upon a proposal (the “Amalgamation Proposal”) to approve the amalgamation (the “Amalgamation”) of Peridot Ontario and NewCo (as so amalgamated, “Amalco”), as part of the plan of arrangement attached to the Proxy Statement as Annex C, in connection with the Business Combination:

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
3.	23,252,969	721,858	20,395	0

The Amalgamation Proposal was approved, having received “for” votes from holders of at least two-thirds of the Peridot Shares represented in person or by proxy and entitled to vote at the Meeting.

4. The Governing Documents Proposals – To consider and vote upon a proposal to approve and adopt the articles and by-laws of Amalco in substantially the form attached to the Proxy Statement as Annex E (the “Amalco Governing Documents”) for purposes of the articles and by-laws of Amalco following the completion of the Amalgamation (the “Governing Documents Proposals”):

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
4.	23,247,845	726,634	20,753	0

In addition to voting on the adoption of the Amalco Governing Documents in their entirety, this proposal included sub-proposals that were submitted to Peridot’s shareholders to vote upon those material aspects of the Amalco Governing Documents that do not appear in, or are different from Peridot’s amended and restated memorandum and articles of association, as described in the following paragraphs (a) through (f).

(a)    The proposed Amalco Governing Documents would establish the authorized capital of Amalco to consist of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series.

(b)    The proposed Amalco Governing Documents would declassify the board of directors with the result being that each director will be elected annually for a term of one year.

(c)    The proposed Amalco Governing Documents would reduce the requisite quorum for a meeting of shareholders from a majority of votes to 33 1/3% of the shares entitled to vote at such meeting.

(d)    The proposed Amalco Governing Documents would include an advance notice provision that requires a nominating shareholder to provide notice to Amalco in advance of a meeting of shareholders should such nominating shareholder wish to nominate a person for election to the board of directors.

(e)    The proposed Amalco Governing Documents would include a forum selection provision whereby, subject to limited exceptions, the Court and the appellate courts therefrom will be the sole and exclusive forum for certain shareholder litigation matters.

(f)    The proposed Amalco Governing Documents would not include provisions relating to the Class B ordinary shares, Peridot’s initial public offering, the Sponsors, the Business Combination and other related matters:

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
4A.	19,239,174	1,464,540	3,291,508	0
4B.	23,972,775	11,048	11,399	0
4C.	19,861,243	847,288	3,286,691	0
4D.	23,228,594	746,862	19,766	0
4E.	23,008,459	962,169	24,594	0
4F.	23,180,970	780,844	33,408	0

The Governing Documents Proposals were approved, including each sub-proposal, having received “for” votes from holders of at least two-thirds of the Peridot Shares represented in person or by proxy and entitled to vote at the Meeting.

5. The Share Issuance Proposal – To consider and vote upon a proposal to approve, for purposes of complying with the listing rules of the New York Stock Exchange (the “NYSE”), the issuance of more than 20% of the current total issued and outstanding Amalco Shares in connection with the transactions contemplated by the Business Combination Agreement and the PIPE Financing (as described in the Proxy Statement) (the “Share Issuance Proposal”):

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
5.	23,234,417	740,438	20,367	0

The Share Issuance Proposal was approved, having received “for” votes from holders of at least a majority of the Peridot Shares represented in person or by proxy and entitled to vote at the Meeting.

6. The Incentive Plan Proposal – To consider and vote upon a proposal to approve and adopt an equity incentive plan of Amalco in substantially the form attached to the Proxy Statement as Annex F (the “Incentive Plan,” and such proposal, the “Incentive Plan Proposal”):

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
6.	19,074,026	1,630,999	3,290,197	0

The Incentive Plan Proposal was approved, having received “for” votes from holders of at least a majority of the Peridot Shares represented in person or by proxy and entitled to vote at the Meeting.

7. The ESPP Proposal – To consider and vote upon a proposal to approve and adopt an employee share purchase plan in substantially the form attached to the Proxy Statement as Annex G (the “ESPP,” and such proposal, the “ESPP Proposal”):

Proposal No.	Votes For	Votes Against	Abstentions	Broker Non-Votes
7.	22,743,925	1,220,707	30,590	0

The ESPP Proposal was approved, having received “for” votes from holders of at least a majority of the Peridot Shares represented in person or by proxy and entitled to vote at the Meeting.

Item 8.01 Other Events.

In connection with the Business Combination, holders of 3,448,480 Class A ordinary shares exercised their right to redeem their shares for cash at a redemption price of approximately $10.01 per share, for an aggregate redemption amount of $34,502,909.80.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release dated August 5, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Peridot Acquisition Corp.

By:	/s/ Alan Levande
Name: Alan Levande Title: Chief Executive Officer

Dated: August 5, 2021

Exhibit 99.1

Peridot Acquisition Corp. Announces Shareholder Approval of Business Combination with Li-Cycle Corp. with Minimal Redemptions

Houston, Texas and Toronto, Ontario - August 5, 2021 – Peridot Acquisition Corp. (“PDAC”) (NYSE: PDAC), today announced the results for the eight proposals considered and voted upon by its shareholders at its extraordinary general meeting on August 5, 2021. PDAC reported that all of the proposals related to the previously announced business combination agreement between PDAC and Li-Cycle Corp. (“Li-Cycle”) were approved by the PDAC shareholders at the extraordinary general meeting. A Form 8-K disclosing the full voting results has been filed with the Securities and Exchange Commission.

Additionally, the deadline for electing redemptions has passed with only approximately 11% of the total shares being redeemed and approximately 89% of funds will remain in PDAC’s trust account as of closing. As a result, Li-Cycle expects to receive approximately $580 million in gross proceeds at the time of the business combination, after giving effect to minimal redemptions.

The closing of the business combination is anticipated to take place on or about August 10, 2021. Following closing of the business combination, the trading of the common stock and warrants of the combined company, called “Li-Cycle Holdings Corp.”, are expected to commence trading on the New York Stock Exchange on or about August 11, 2021 under the ticker symbols “LICY” and “LICY WS”, respectively.

About Li-Cycle Corp.

Li-Cycle is on a mission to leverage its innovative Spoke & Hub Technologies™ to provide a customer-centric, end-of-life solution for lithium-ion batteries, while creating a secondary supply of critical battery materials. Lithium-ion rechargeable batteries are increasingly powering our world in automotive, energy storage, consumer electronics, and other industrial and household applications. The world needs improved technology and supply chain innovations to better manage battery manufacturing waste and end-of-life batteries and to meet the rapidly growing demand for critical and scarce battery-grade raw materials through a closed-loop solution. For more information, visit https://li-cycle.com/.

About Peridot Acquisition Corp.

Peridot is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Peridot’s sponsor is an affiliate of Carnelian Energy Capital Management, L.P., an investment firm that focuses on opportunities in the North American energy space in partnership with best-in-class management teams. For more information, please visit https://peridotspac.com/.

Contacts

Investors Relations: investors@li-cycle.com

Press: media@li-cycle.com

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s filings with the SEC and as described in the “Risk Factors” section of Li-Cycle’s registration statement on Form F-4. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.